Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03024265

June 24, 2003


SEC MAIL PROCESSING
RECEIVED
JUL - 1 2003
WASH. D.C. 188 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon
Vice President

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Man Group plc
24 June 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 23 June 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.20, down 3.60% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

19 June 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 19 June 2003 it purchased for cancellation 300,000 of its 10p ordinary shares at a price of 1239 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

18th June 2003

Directors' Shareholdings

On 18th June 2003 the following share transactions and receipt of share option grants were completed by directors of Man Group plc. Man Group plc was informed of all the transactions on that date.

Stanley Fink:
Vesting awards at nil consideration under the Man Group plc Performance Share Plan for 190,313 ordinary shares.

Shares sold: 190,313 ordinary shares at a price of 1276.50p per share.

Shares acquired: 94,007 ordinary shares at a price of 1276.50p per share.

Matching share award: 157,592 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 18th June 2007.

Performance Share Plan award: 30,336 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 18th June 2007.

Share options awarded: 57,948 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1277p between 18th June 2006 and 17th June 2013.

Following the above transactions Stanley Fink is deemed to be interested in a total of 4,907,305 Man Group plc ordinary shares, representing approximately 1.60% of the Company's issued share capital.

Peter Clarke:
Vesting awards at nil consideration under the Man Group plc Performance Share Plan for 184,532 ordinary shares.

Shares sold: 184,532 ordinary shares at a price of 1276.50p per share.

Performance Share Plan award: 22,457 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 18th June 2007.

Share options awarded: 42,286 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1277p between 18th June 2006 and 17th June 2013.

Following the above transactions Peter Clarke is deemed to be interested in a total of 689,235 Man Group plc ordinary shares, representing approximately 0.23% of the Company's issued share capital.

Kevin Davis:
Vesting awards at nil consideration under the Man Group plc 1999 Covinvestment Plan for 36,006 ordinary shares and for 24,972 ordinary shares under the Performance Share Plan.

Shares sold: 60,978 ordinary shares at a price of 1276.50p per share.

Shares acquired: 88,397 ordinary shares at a price of 1276.50p per share.

Matching share award: 129,802 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 18th June 2007.

Performance Share Plan award: 22,457 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 18th June 2007.

Share options awarded: 4,650 US Incentive Stock Options and 37,636 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 1277p between 18th June 2006 and 17th June 2013.

Following the above transactions Kevin Davis is deemed to be interested in a total of 1,236,324 Man Group plc ordinary shares, representing approximately 0.40% of the Company's issued share capital.

Harvey McGrath:
Vesting awards at nil consideration under the Performance Share Plan for 72,142 ordinary shares.

Shares sold: 572,142 ordinary shares at a price of 1276.50p per share.

Following the above transactions Harvey McGrath is deemed to be interested in a total of 6,526,800 Man Group plc ordinary shares, representing approximately 2.13% of the Company's issued share capital.

Stephen Nesbitt:
Shares sold: 500,000 ordinary shares at a price of 1276.50p per share.

Following the above transaction Stephen Nesbitt is deemed to be interested in a total of 5,594,257 Man Group plc ordinary shares, representing approximately 1.83% of the Company's issued share capital.

As a result of the above transactions and an additional purchase of 1,088,509 ordinary shares at 1276.50p per share on 18th June 2003, the interests of the ED&F Man Group 1990 Employee Trust ("the Employee Trust"), registered in the name of ED&F Man Employee Investments (Jersey) Limited a/c 13071, in the share capital of the Company have increased by 1,088,509 ordinary shares to 2,009,697 ordinary shares.

Executive Directors of the Company are deemed to be interested in the 2,009,697 ordinary shares held by the Employee Trust and the 821,720 ordinary shares over which the Employee Trust holds a security interest.

Man Group plc
17 June 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 16 June 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$23.03, up 0.96% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
10 June 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 9 June 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$22.81, up 1.65% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com